Exhibit 10.27

March 24, 2016

Ms. Paula C. Maggio
715 Forest Avenue
Oak Park, IL 60302

Dear Paula,

Retail Properties of America, Inc. (“RPAI”) is pleased to make an offer of employment to you for the role of General Counsel. It is expected you would be appointed as Executive Vice President, General Counsel & Secretary at the Shareholder’s Meeting in May 2016. You will report to Steven Grimes, President and Chief Executive Officer. This offer is contingent upon successful completion of your pre-employment screening, professional references and drug testing. We anticipate that your first day of employment will be on or about May 2, 2016.

Your employment will be at-will, which, among other things, means that you may resign at any time and RPAI may terminate your employment with or without cause for any reason at any time. This information is articulated in further detail in our Employee Handbook, which contains certain policies and procedures which apply to your employment and which are subject to change at any time with or without notice.

The agreed upon initial annual base salary will be $400,000, paid bi-weekly, at a rate of $15,384.62. You will be considered a regular, full-time, exempt employee for the purposes of the Department of Labor’s regulations addressing overtime pay.

In addition to your base salary, you will initially be eligible for an annual, cash, short-term incentive (“STI”) equal to $325,000 based 60% on the achievement of company goals and 40% on the achievement of your personal goals. Under RPAI’s current compensation program, the STI has a payout ratio ranging from 50% to 200% on an interpolated basis assuming at least a minimum level of performance is achieved relative to company goals. During your initial year, your STI potential will be in accordance with the STI plan and will not be pro-rated. The STI payout is contingent on you remaining employed by RPAI at the time of payment, which is scheduled to be on or about February 24, 2017 and similar timing each year thereafter.

■ Retail Properties of America, Inc.
T: 855.247.RPAI
www.rpai.com    2021 Spring Road, Suite 200
Oak Brook, IL 60523

In addition to your STI, you will also initially be eligible to participate in RPAI’s Long-Term Incentive Program (“LTIP”). Your LTIP target will be $600,000. LTIP is issued in the form of restricted stock and restricted stock units, 25% of which are time-based in the form of restricted stock which will vest over a 4-year period subject to active employment with RPAI. The remaining 75%, which is performance-based in the form of restricted stock units and determined by RPAI’s total return relative to its peer group as measured after a three year measurement period. If earned, stock will be granted for one third of the earned amount, and the remaining two thirds will be granted in restricted stock that vest one year thereafter from the grant date; and is, of course, subject to active employment at the time of vesting. The performance-based LTIP has a payout ratio ranging from 50% to 200% assuming at least a minimum level of performance, as currently defined, is achieved of RPAI’s total return relative to its peer for the aforementioned period. Please note, the restricted stock will be valued based on the closing price of RPAI’s common stock on the trading day immediately preceding the grant date.

Both pieces of the LTIP will be issued either the second day after your employment start date, or, the expiration of the blackout period, whichever is later. Given your role within the organization, a review of your total compensation package will be conducted within the normal course by the Executive Compensation Committee annually, typically July of each year.

Finally, you will also be entitled to a benefits package as part of your total compensation package. RPAI benefits include:

•	Medical, dental and vision insurance, effective the first of the month following 60 days of employment;

•	Annual, comprehensive, executive physical at Northwestern Executive Health;

•
Company paid life insurance equal to one times your annual base salary up to $400,000. Life, short-term and long-term disability benefits are effective the first of the month following 60 days of employment;

•	Auto enrollment in the RPAI 401(k) plan on the first of the month following date of hire and immediate participation in company matching under the plan;

•
You will be eligible for six weeks paid time-off (“PTO”), which equates to 30 days each calendar year. You will receive a prorated amount for calendar year 2016. PTO days will accrue on a monthly basis at a rate of 20 hours/month.

Upon employment, all new hire paperwork for the onboarding process will be completed electronically. Please be prepared to provide documentation establishing your identity and authorization to work in the U.S within three days of joining RPAI.

By signing and returning this offer of employment, you are confirming that you are not (and prior to the commencement of your employment with RPAI will not become) bound by the terms of any agreement with any current or previous employer or other party that, upon commencement of your employment with RPAI, restricts in any way your engagement in any business, employment with RPAI or the performance of your proposed duties for RPAI. Your employment with RPAI will be contingent on the lack of any such restriction and RPAI’s satisfaction, in its sole discretion that no such restriction exists.

This offer of employment is valid until Wednesday, March 30, 2016 at 5:00 p.m. CST, upon which time it will become null and void. We expect that we will announce your acceptance and appointment soon after offer acceptance and we will work with you on the contents of any press release issued.

Congratulations on your offer of employment! On behalf of the entire RPAI Team, we look forward to having you on board and are confident you will be successful in your new role. If you have any questions, please feel free to contact Steve Grimes at 630-634-4160 or me at 630-634-4282 or via my email address at: whaley@rpai.com.

Sincerely yours,
Retail Properties of America, Inc.

/s/ Lauren E. Whaley

Lauren E. Whaley
Vice President, Director of Human Resources

Signature of Acceptance:

/s/ Paula C. Maggio	3/25/16
Paula C. Maggio	Date